UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-34180

Fluidigm Corporation

(Exact name of registrant as specified in its charter)

7000 Shoreline Court, Suite 100

South San Francisco, California 94080

(650) 266-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights(1)

(Title of each class of securities covered by this Form)

Common Stock, $0.001 par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

 Approximate number of holders of record as of the certification or notice date: None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Fluidigm Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FLUIDIGM CORPORATION

Date:	August 17, 2017	By:	/s/Vikram Jog
		Name:	Vikram Jog
		Title:	Chief Financial Officer

(1) The Preferred Share Purchase Rights (the “Rights”) expired on August 1, 2017 pursuant to the terms of the Tax Benefit Preservation Plan (the “Plan”), dated as of November 21, 2016, between Fluidigm Corporation (the “Company”) and Computershare Inc., as rights agent. The Company initially filed a Form 8-A to register the Rights on November 22, 2016.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.